PROKOM
SOFTWARE SA

FAX

03 NOV 17 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 14 Nov 2003 *pages:* 1 + 22

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **QUARTERLY REPORT FOR 3RD QUARTER 2003 UNDER POLISH ACCOUNTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Quarterly Report for 3rd quarter 2003 under Polish Accounting Standards.

[redacted]

03037417

14 Nov 2003 Dariusz Górka
Member of the Management Board

dlw 11/18

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001

the Management Board of Prokom Software S.A.

informs about the quarterly financial report for the 3rd quarter of 2003

November 14, 2003
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA	in thousand PLN		in thousand EUR	
	3 quarters 2003 cumulative from 01.01.2003 to 30.09.2003	3 quarters 2002 cumulative from 01.01.2002 to 30.09.2002	3 quarters 2003 cumulative from 01.01.2003 to 30.09.2003	3 quarters 2002 cumulative from 01.01.2002 to 30.09.2002
I. Revenues	869 539	695 162	222 280	181 580
II. Operating profit	86 693	144 061	22 168	37 630
III. Profit before income tax	83 017	89 735	21 325	23 439
IV. Net profit	39 548	47 037	9 067	12 286
V. Cash flows from operating activities	97 704	134 283	22 400	35 075
VI. Cash flows from investing activities	(192 635)	(113 197)	(44 141)	(29 568)
VII. Cash flows from financing activities	19 210	(74 884)	4 404	(19 586)
VIII. Net increase (decrease) in cash and cash equivalents	(75 621)	(53 898)	(17 337)	(14 078)
IX. Total assets	1 496 815	1 077 782	322 346	264 279
X. Total liabilities	750 738	536 788	161 675	132 114
XI. Long-term liabilities	230 147	215 556	49 563	52 856
XII. Short-term liabilities	453 644	293 197	97 694	71 894
XIII. *Shareholders' equity*	615 386	512 374	132 526	125 637
XIV. Share capital	13 791	13 462	2 970	3 301
XV. Number of shares	13 791 201	13 534 524	13 791 201	13 534 524
XVI. Basic earnings per ordinary share (in PLN / EUR)	5,39	7,91	1,24	2,07
XVII. Diluted earnings per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	44,62	37,86	9,61	9,28
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET (in thousand PLN)	as at 30.09.2003	as at 30.06.2003	as at 30.09.2002	as at 30.06.2002
Assets				
I. Fixed assets	**793 971**	**795 565**	**548 609**	**564 797**
1. *Intangible fixed assets, including:*	25 379	27 229	7 063	7 398
- goodwill	77	94	145	162
2. Goodwill on consolidation	180 527	194 967	114 051	120 736
3. Tangible fixed assets	132 040	134 822	67 189	67 465
4. Long-term receivables	3 563	2 846	3 920	3 883
4.1. From related parties	1 602	1 602	1 602	1 602
4.2. From other parties	1 881	1 244	2 318	2 281
5. Long-term investments	421 561	406 099	322 529	338 299
5.1. Land and buildings	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial investments	421 312	405 850	322 305	338 075
a) in related parties, including:	326 020	314 656	274 328	274 287
- investments in associated undertakings accounted for by the equity method of accounting	25 547	27 686	13 320	13 680
- investments in subsidiaries not included in the consolidation	3 522	3 323	978	472
b) in other parties	95 292	91 194	47 977	63 768
5.4. Other long-term investments	249	249	224	224
6. Deferred tax and long-term deferred costs	30 901	29 502	33 857	27 016
6.1. Deferred tax	26 319	26 348	28 074	19 916
6.2. Deferred costs	4 582	3 154	5 783	7 100
II. Current assets	**702 844**	**625 064**	**529 173**	**451 731**
1. Inventories	26 683	18 308	72 844	63 998
2. Receivables	361 772	361 902	305 425	229 971
2.1. From related parties	25 106	27 572	63 506	61 661
2.2. From other parties	336 666	334 330	241 919	168 310
3. Short-term investments	280 536	218 941	146 655	151 361
3.1. Short-term financial investments	280 536	218 941	146 655	151 361
a) in related parties	70 297	18 807	49 563	77 013
b) in other parties	163 058	90 143	77 817	50 827
c) cash and cash equivalents	47 181	109 991	19 275	23 521
3.2. Other short-term investments	0	-	-	-
4. Short-term deferred costs	31 853	25 913	4 249	6 401
Total assets	**1 496 815**	**1 420 629**	**1 077 782**	**1 016 528**

I. Shareholders' equity	[illegible]	[illegible]	[illegible]	[illegible]
1. Share capital	13 791	13 534	13 462	13 462
2. Unpaid [illegible]	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	696 652	658 600	555 989	499 747
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	-	-	-	-
8. Undistributed profit (not covered loss) from previous years	(134 605)	(134 605)	(104 114)	(48 267)
9. Net profit (loss)	39 548	29 353	47 037	43 861
10. Net profit deductions (negative value)	-	-	-	-
II. Minority interest	130 481	132 166	26 620	21 696
III. Badwill on consolidation	210	221	-	-
IV. Liabilities and provisions	750 738	721 360	538 788	486 029
1. Deferred income tax and provisions	38 656	28 261	16 825	16 880
1.1. Deferred income tax	17 319	5 868	-	-
1.2. Provisions for retirement benefits and equivalent	1 262	1 224	800	855
a) long-term provisions	1 160	1 224	800	855
b) short-term provisions	102	-	-	-
1.3. Other provisions	20 075	21 169	16 025	16 025
a) long-term provisions	1 882	2 065	-	-
b) short-term provisions	18 193	19 104	16 025	16 025
2. Long-term liabilities	230 147	257 150	215 556	225 162
2.1. To related parties	34	34	34	34
2.2. To other parties	230 113	257 116	215 522	225 128
3. Short-term liabilities	453 644	394 179	293 197	234 382
3.1. To related parties	4 495	491	1 475	167
3.2. To other parties	445 091	389 636	289 919	232 578
3.3. Special funds	4 058	4 052	1 803	1 637
4. Badwill and accruals	28 291	41 770	13 210	9 605
4.1. Badwill	-	-	16	32
4.2. Accruals	28 291	41 770	13 194	9 573
a) long-term	342	381	221	221
b) short-term	27 949	41 389	12 973	9 352
Total liabilities and shareholders' equity	1 496 815	1 420 629	1 077 782	1 016 528

Book value	615 386	566 882	512 374	508 803
Number of shares	13 791 201	13 534 524	13 534 524	13 534 524
Book value per share (in PLN)	44,62	41,88	37,86	37,59
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 30.09.2003	as at 30.06.2003	as at 30.09.2002	as at 30.06.2002
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	56 124	74 022	86 887	44 677
2.1. To related parties	2 142	2 772	22 681	0
- guarantees granted	2 142	2 772	22 681	0
2.2. To other parties	53 982	71 250	64 206	44 677
- guarantees granted	53 982	71 250	64 206	44 677
3. Other	2 236	2 301	0	0
- future lease payments	1 776	2 142	-	-
- others	460	159	-	-
Total off-balance sheet items	58 360	76 323	86 887	44 677

CONSOLIDATED STATEMENT OF OPERATIONS (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
I. Revenues, including:	**276 485**	**969 539**	**285 164**	**695 162**
- from related parties	6 710	40 394	15 467	38 982
1. Sales of finished products and services	198 352	581 737	190 353	515 908
2. Sales of goods for resale and materials	78 133	387 802	74 811	179 254
II. Cost of sales, including:	**161 839**	**635 446**	**161 047**	**371 861**
- to related parties	3 715	26 686	6 480	20 277
1. Costs of products and services sold	90 672	291 946	93 887	222 045
2. Costs of goods and materials sold	71 167	343 500	57 160	149 816
III. Gross margin (I-II)	**114 646**	**334 093**	**114 117**	**323 301**
IV. Selling costs	27 738	64 897	16 803	33 816
V. General and administrative costs	56 915	160 755	39 793	124 852
VI. Net margin (III-IV-V)	**29 993**	**108 441**	**57 521**	**164 634**
VII. Other operating income	**2 113**	**13 054**	**720**	**3 295**
1. Profit on disposal of non-financial fixed assets	236	405	(8)	87
2. Donations received	44	100	22	70
3. Other operating income	1 833	12 549	706	3 138
VIII. Other operating expenses	**5 901**	**24 802**	**5 345**	**23 868**
1. Loss on disposal of non-financial fixed assets	(48)	559	4	611
2. Provisions for non-financial fixed assets	(50)	8 827	(482)	4 955
3. Other operating expenses	5 999	15 416	5 823	18 302
IX. Operating profit (VI+VII-VIII)	**26 205**	**96 693**	**52 896**	**144 061**
X. Financial income	**15 747**	**90 112**	**8 927**	**43 407**
1. Dividends and equivalents received, including:	134	153	125	125
- from related parties	-	0	-	-
2. Interest, including:	7 819	26 247	10 041	31 930
- from related parties	4 739	15 488	7 845	26 730
3. Profits on disposal of investments	685	4 090	32	850
4. Revaluation of investments	6 493	55 821	(1 443)	5 047
5. Other	616	3 801	172	5 455
XI. Financial expenses	**9 585**	**57 138**	**40 048**	**77 144**
1. Interest, including:	8 301	28 457	9 812	26 261
- to related parties	-	-	-	-
2. Losses on disposal of investments	3 360	3 360	123	2 432
3. Revaluation of investments	(7 212)	6 176	21 868	25 783
4. Other	5 136	19 146	8 145	22 668
XII. Profit (loss) on disposal of investments in related parties	105	(5 371)	0	997
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	32 472	**124 296**	21 775	**111 321**
XIV. Extraordinary items (XIV.1. - XIV.2.)	-	-	-	-
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	-	-	-	-
XV. Goodwill on consolidation amortisation	**10 466**	31 302	6 908	**21 625**
XVI. Badwill on consolidation amortisation	**11**	23	0	39
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	**22 017**	93 017	**14 867**	89 735
XVIII. Income tax	**12 659**	**42 748**	**6 065**	35 883
a) current tax	1 184	13 409	14 224	41 262
b) deferred tax	11 475	29 339	(8 159)	(5 379)
XX. Other obligatory charges	-	-	-	-
XXI. Share of result of associates	(1 042)	(5 162)	(361)	(4 421)
XXII. Minority interest	1 878	(5 560)	(5 265)	(2 394)
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**10 195**	39 548	3 176	47 037

Net profit (for last 4 quarters)	72 835		106 453	
Weighted average number of ordinary shares	13 524 947		13 462 000	
Basic earnings per ordinary share (in PLN)	5,39		7,91	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
I. Opening balance of shareholders' equity	566 546	544 918	508 803	485 590
a) changes in accounting policy	-	-	-	-50
b) corrections of fundamental errors	336	-5 356	-	-19 872
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	566 882	539 562	508 803	465 668
1. Opening balance of share capital	13 534	13 534	13 462	13 462
1.1. Changes in share capital	257	257	-	-
a) increase	257	257	-	-
- *share issue*	-	-	0	0
- conversion of bonds	257	257	0	0
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 791	13 791	13 462	13 462
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	658 600	555 989	499 747	499 747
4.1. Changes in spare capital	38 052	140 663	56 242	56 242
a) increase	38 052	140 663	56 242	56 242
- share premium	38 052	38 052	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	0	102 611	56 242	56 242
- other	-	0	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	696 652	696 652	555 989	555 989
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
8. Opening balance of undistributed profit (not covered loss) from prevoius years	(134 941)	(24 605)	(48 267)	(27 620)
8.1. Opening balance of undistributed profit from prevoius years	-	-	-	0
a) changes in accounting policy	-	-	-	0
b) corrections of fundamental errors	-	-	-	-
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
- changes in shareholders equity of related companies	-	-	-	-
b) decrease	-	-	-	-
- profit distribution to spare capital	-	-	-	-
- dividend paid in a subsidiary company for minority shareholders	-	-	-	-
- other	-	-	-	-
8.3. Closing balance of undistributed profit from previous years	-	-	-	-
8.4. Opening balance of not covered loss from previous years	(134 941)	(24 605)	(48 267)	(27 620)
a) changes in accounting policy	0	-	395	(50)
b) corrections of fundamental errors	336	(5 356)	-	(19 872)
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(134 605)	(29 961)	(47 872)	(47 542)
a) increase	0	(104 644)	(56 242)	(56 572)
- transfer of loss to be covered	-	-	-	-
- dividend paid in a subsidiary company for minority shareholders	-	-	-	-
- bonuses paid in an associate company	0	(294)	0	(330)
- profit distribution to spare capital	0	(102 611)	(56 242)	(56 242)
- other changes in equity of subsidiaries and associates	0	(1 739)	0	0
b) decrease	-	-	-	0
- changes in the shareholder's equity of subsidiaries	-	0	-	0
8.6. Closing balance of not covered loss from previous years	(134 605)	(134 605)	(104 114)	(104 114)
8.7. Closing balance of undistributed profit (not covered loss) from prevoius years	(134 605)	(134 605)	(104 114)	(104 114)
9. Net profit (loss) for the period	10 195	39 548	3 176	47 037
a) net profit	10 195	39 548	3 176	27 165
b) net loss	-	-	0	0
c) other net profit (loss) deductions	-	-	0	0
d) correction of fundamental error	-	-	0	19 872
II. Closing balance of shareholders' equity	615 386	615 386	512 374	512 374
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	615 386	615 386	512 374	512 374

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
A. Cash flows from operating activities				
I. Net profit (loss)	10 195	39 548	3 178	47 037
II. Adjustments to reconcile net profit to net cash generated by operating activities:	51 361	58 156	(2 966)	87 246
1. Minority interest	(1 678)	5 560	5 265	2 394
2. Share of result of associates	1 042	6 162	361	4 421
3. Depreciation, including:	20 548	61 234	12 095	43 019
- goodwill and badwill on consolidation amortisation	10 455	31 279	6 908	21 586
4. Foreign exchange gains (losses)	2 351	5 369	2 293	12 728
5. Interest and dividends received and paid	(956)	(1 560)	(11 738)	(16 822)
6. (Gains) losses from investing activities	8 891	8 234	16 493	17 103
7. Change in provisions	11 357	11 929	(952)	10 979
8. Change in inventories	(9 869)	33 387	(9 762)	(17 570)
9. Change in receivables	(18 617)	167 496	(84 083)	120 062
10. Change in short-term liabilities (except for credit facilities and loans)	52 495	(212 887)	53 472	(109 368)
11. Change in prepayments and accruals' balance	(16 902)	(2 311)	8 478	(1 039)
12. (Received) Contributed donations	3 853	8 082	4 414	16 095
12. Other adjustments	(854)	(31 759)	698	5 244
III. Cash flows from operating activities (I+/-II)	61 556	97 704	210	134 283
B. Cash flows from investing activities				
I. Cash inflows from investing activities	27 635	145 382	3 502 210	5 201 845
1. Disosal of intangible and tangible fixed assets	1 202	3 098	166	674
2. Disposal of investments in land, buildings and intangible fixed assets	0	-	-	-
3. Disposal of financial investments, including those:	26 438	142 264	3 495 753	5 194 880
a) in related parties	20 782	42 356	3 423 671	5 033 156
- disposal of financial assets	16 093	23 521	3 415 857	4 994 991
- dividends and equivalents received	-	2 940	-	980
- repayment of long-term loans granted	-	-	-	0
- repayment of short-term loans granted	-	-	-	11
- interest	4 689	15 291	7 814	37 174
- other cash inflows from financial assets	-	604	-	-
b) in other parties	5 656	99 908	72 082	161 724
- disposal of financial assets	4 413	97 573	71 864	160 302
- dividends and equivalents received	133	162	-	-
- repayment of long-term loans granted	-	-	124	124
- repayment of short-term loans granted	-	-	0	0
- interest	465	1 917	94	1 298
- other cash inflows from financial assets	645	286	0	-
4. Other cash inflows from investing activities	(4)	-	6 291	6 291
II. Cash outflows from investing activities	(175 800)	(337 897)	(3 486 442)	(5 315 042)
1. Purchase of intangible and tangible fixed assets	(7 707)	(23 556)	(6 348)	(29 749)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(164 393)	(308 100)	(3 479 692)	(5 280 959)
a) in related parties	(87 652)	(157 885)	(3 377 002)	(5 097 416)
- purchase of financial assets	(87 237)	(156 321)	(3 377 002)	(5 097 418)
- long-term loans granted	(215)	(1 364)	0	0
- short-term loans granted	(200)	(200)	0	0
b) in other parties	(76 741)	(150 215)	(102 690)	(183 541)
- purchase of financial assets	(73 816)	(144 653)	(62 292)	(119 863)
- long-term loans granted	(1 774)	(4 887)	0	(10 525)
- short-term loans granted	(1 151)	(650)	(40 398)	(53 153)
- purchase of other financial assets	-	(25)	0	0
4. Dividends and equivalents paid to minority shareholders	-	(2 516)	0	(3 930)
5. Other cash outflows from investing activities	(3 700)	(3 725)	(404)	(404)
III. Cash flows from investing activities (I-II)	(148 164)	(192 535)	15 768	(113 197)
C. Cash flows from financing activities				
I. Cash inflows from financing activities	118 410	336 002	94 519	350 182
1. Share issue	-	-	-	-
2. Credit facilities and loans received	94 598	62 189	-	5 536
3. Debt securities issue	-	250 000	94 195	344 012
4. Other cash inflows from financing activities	23 812	23 813	324	634
II. Cash outflows from financing activities	(94 612)	(316 792)	(114 743)	(425 166)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	-	(9 186)	(9 236)	(16 969)
5. Redemption of debt securities issued	(54 000)	(233 500)	(89 915)	(363 000)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	(310)	(528)	(44)	(166)
8. Interest paid	(8 796)	(21 116)	(11 158)	(26 815)
9. Other cash outflows from financing activities	(31 506)	(52 460)	(4 390)	(18 216)
III. Cash flows from financing activities (I-II)	23 798	19 210	(20 224)	(74 984)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	(62 810)	(75 621)	(4 248)	(53 898)
E. Balance sheet change in cash position	(62 810)	(75 300)	(4 246)	(53 898)
- change in cash position due to exchange rate differences	2	-2 689	(25)	-
F. Cash at the beginning of the financial year	109 991	122 802	23 521	73 173
G. Cash at the end of the financial year (F+/- D), including:	47 181	47 181	19 275	19 275
- restricted cash and cash equivalents	5 072	5 072	6 127	6 127

BALANCE SHEET (in thousand PLN)	as at 30.09.2003	as at 30.06.2003	as at 30.09.2002	as at 30.06.2002
Assets				
I. Fixed assets	936 023	917 957	695 516	699 822
1. Intangible fixed assets, including:	11 666	12 285	4 561	4 444
- goodwill	40	52	88	100
2. Tangible fixed assets	86 264	87 463	55 608	55 622
3. Long-term receivables	3 506	2 789	3 920	3 883
3.1. From related parties	1 602	1 602	1 602	1 602
3.2. From other parties	1 904	1 187	2 318	2 281
4. Long-term investments	832 785	813 149	607 101	617 520
4.1. Land and buildings	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long-term financial investments	832 536	812 900	606 877	617 296
a) in related parties, including:	740 117	723 688	559 695	554 157
- investments in associated undertakings accounted for by the equity method of accounting	-	-	-	0
b) in other parties	92 419	89 212	47 182	63 139
4.4. Other long-term investments	249	249	224	224
5. Deferred tax and long-term deferred costs	1 802	2 271	24 326	18 353
5.1. Deferred tax	-	-	18 563	11 275
5.2. Deferred costs	1 802	2 271	5 763	7 078
II. Current assets	500 881	389 641	456 676	394 571
1. Inventories	10 738	5 595	55 655	52 766
2. Receivables	305 826	291 887	264 142	210 889
2.1. From related parties	28 819	29 962	65 293	68 264
2.2. From other parties	277 006	261 925	198 849	142 625
3. Short-term investments	172 551	81 402	134 162	126 723
3.1. Short-term financial investments	172 551	81 402	134 162	126 723
a) in related parties	108 493	18 807	49 563	77 013
b) in other parties	57 911	46 858	76 765	44 794
c) cash and cash equivalents	6 147	15 737	7 834	4 916
3.2. Other short-term investments	-	-	-	0
4. Short-term deferred costs	11 767	10 757	2 717	4 193
Total assets	1 436 904	1 307 598	1 152 192	1 094 393

Shareholders' equity and liabilities				
I. Shareholders' equity	789 131	732 819	635 399	627 588
1. Share capital	13 791	13 534	13 462	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	696 652	658 600	536 117	499 747
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Undistributed profit (not covered loss) from previous years	-	-	1 900	38 269
8. Net profit (loss)	78 688	60 685	83 920	76 110
9. Net profit deductions (negative value)	-	-	-	-
II. Liabilities and provisions	647 773	574 779	516 793	466 805
1. Deferred income tax and provisions	28 962	17 217	16 056	16 056
1.1. Deferred income tax	14 770	3 025	-	-
1.2. Provisions for retirement benefits and equivalent	800	800	800	800
a) long-term provisions	800	800	800	800
b) short-term provisions	-	-	-	-
1.3. Other provisions	13 392	13 392	15 256	15 256
a) long-term provisions	-	-	-	-
b) short-term provisions	13 392	13 392	15 256	15 256
2. Long-term liabilities	225 647	252 625	213 814	223 375
2.1. To related parties	-	-	-	-
2.2. To other parties	225 647	252 625	213 814	223 375
3. Short-term liabilities	379 054	284 705	275 627	219 868
3.1. To related parties	9 671	4 533	18 861	3 563
3.2. To other parties	367 866	278 859	255 665	215 477
3.3. Special funds	1 517	1 313	1 101	828
4. Badwill and accruals	14 110	20 232	11 296	7 506
4.1. Badwill	-	-	16	32
4.2. Accruals	14 110	20 232	11 280	7 474
a) long-term	-	-	-	-
b) short-term	14 110	20 232	11 280	7 474
Total liabilities and shareholders' equity	1 436 904	1 307 698	1 152 192	1 094 393

Book value	789 131	732 819	635 399	627 588
Number of shares	13 791 201	13 534 524	13 534 524	13 534 524
Book value per share (in PLN)	57,22	54,14	46,95	46,37
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 30.09.2003	as at 30.06.2003	as at 30.09.2002	as at 30.06.2002
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	44 848	62 718	83 323	43 649
2.1. To related parties	16 235	15 613	21 585	21 499
- guarantees granted	16 235	15 613	21 585	21 499
2.2. To other parties	28 613	47 105	61 738	22 150
- guarantees granted	28 613	47 105	61 738	22 150
3. Other	-	-	-	-
Total off-balance sheet items	44 848	62 718	83 323	[illegible]

STATEMENT OF OPERATIONS (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
I. Revenues, including:	**193 982**	**632 065**	**213 672**	**588 431**
- from related parties	8 539	41 797	15 636	41 473
1. Sales of finished products and services	149 878	413 730	162 212	462 857
2. Sales of goods for resale and materials	44 104	218 335	51 460	125 574
II. Cost of sales, including:	**105 790**	**384 970**	**118 269**	**291 888**
- to related parties	6 032	30 147	7 001	23 373
1. Costs of products and services sold	63 059	193 827	83 509	189 499
2. Costs of goods and materials sold	42 731	191 143	34 760	102 389
III. Gross margin (I-II)	**88 192**	**247 095**	**95 403**	**296 543**
IV. Selling costs	21 510	47 099	15 713	29 064
V. General and administrative costs	41 124	114 333	35 491	109 853
VI. Net margin (III-IV-V)	**25 558**	**85 663**	**44 199**	**157 626**
VII. Other operating income	**322**	**5 011**	**530**	**2 270**
1. Profit on disposal of non-financial fixed assets	-	-	-	-
2. Donations received	-	-	-	-
3. Other operating income	322	5 011	530	2 270
VIII. Other operating expenses	**4 375**	**16 095**	**4 712**	**19 117**
1. Loss on disposal of non-financial fixed assets	(36)	271	4	611
2. Provisions for non-financial fixed assets	0	4 223	(482)	1 278
3. Other operating expenses	4 411	11 601	5 190	17 228
IX. Operating profit (VI+VII-VIII)	**21 505**	**74 579**	**40 017**	**140 779**
X. Financial income	**11 802**	**80 315**	**11 496**	**55 802**
1. Dividends and equivalents received, including:	364	6 695	124	1 104
- from related parties	230	6 542	0	980
2. Interest, including:	10 764	32 268	12 774	43 426
- from related parties	6 164	24 873	10 729	39 283
3. Profits on disposal of investments	403	403	33	850
4. Revaluation of investments	(260)	40 046	(1 573)	4 860
5. Other	531	903	138	5 562
XI. Financial expenses	**4 379**	**43 750**	**39 845**	**76 183**
1. Interest, including:	7 541	27 116	9 992	25 916
- to related parties	-	97	41	41
2. Losses on disposal of investments	-	-	123	2 432
3. Revaluation of investments	(7 103)	5 339	21 868	25 772
4. Other	3 941	11 295	7 862	22 063
XII. Profit on ordinary activities before taxes (IX+X-XI)	**28 928**	**111 144**	11 668	**120 398**
XIII. Extraordinary items (XIII.1. - XIII.2.)	0	-	-	-
1. Extraordinary profit	-	-	-	
2. Extraordinary loss	-	-	-	
XIV. Profit before income tax (XII+/-XIII)	**28 928**	**111 144**	**11 660**	**120 398**
XV. Income tax	10 925	32 456	3 858	36 478
a) current tax	(821)	4 046	11 145	38 063
b) deferred tax	11 746	28 410	(7 287)	(1 585)
XVI. Other obligatory charges	-	-	-	-
XVII. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**18 003**	**78 688**	7 810	**83 920**

Net profit (for last 4 quarters)	115 351		124 447	
Weighted average number of ordinary shares	13 524 947		13 482 000	
Basic earnings per ordinary share (in PLN)	8,53		9,24	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
I. Opening balance of shareholders' equity	**732 819**	**672 134**	**627 588**	**569 451**
a) changes in accounting policy	-	-	-	1 900
b) corrections of fundamental errors	-	-	-	-19 872
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	**732 819**	**672 134**	**627 588**	**551 479**
1. Opening balance of share capital	13 534	13 534	13 462	13 462
1.1. Changes in share capital	257	257	-	-
a) increase	257	257	-	-
- share issue	-	-	-	-
- conversion of bonds	257	257	-	-
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 791	13 791	13 462	13 462
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	658 600	555 989	499 747	499 747
4.1. Changes in spare capital	38 052	140 663	36 370	36 370
a) increase	38 052	140 663	36 370	36 370
- share premium	38 052	38 052	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	100 711	36 370	36 370
- other	-	1 900	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	696 652	696 652	536 117	536 117
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from prevoius years	0	102 611	38 269	56 241
7.1. Opening balance of undistributed profit from prevoius years	0	102 611	38 269	56 241
a) changes in accounting policy	-	-	-	1 900
b) corrections of fundamental errors	-	-	-	-19 872
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	102 611	38 269	38 269
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
b) decrease	-	102 611	36 369	36 369
- profit distribution to spare capital	-	102 611	36 369	36 369
7.3. Closing balance of undistributed profit from previous years	-	0	1 900	1 900
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from prevoius years	-	0	**1 900**	**1 900**
8. Net profit (loss) for the period	18 003	78 688	7 810	83 920
a) net profit	18 003	78 688	7 810	84 048
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	-	-
e) corrections of fundamental errors	-	-	0	19 872
II. Closing balance of shareholders' equity	**789 131**	**789 131**	**635 399**	**635 399**
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	**789 131**	**789 131**	**635 399**	**635 399**

STATEMENT OF CASH FLOWS (in thousand PLN)	from 01.07.2003 to 30.09.2003	cumulative from 01.01.2003 to 30.09.2003	from 01.07.2002 to 30.09.2002	cumulative from 01.01.2002 to 30.09.2002
A. Cash flows from operating activities				
I. Net profit (loss)	18 003	78 688	7 810	83 920
II. Adjustments to reconcile net profit to net cash generated by operating activities:	48 248	(9 725)	(2 842)	46 963
1. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
2. Depreciation	5 400	15 907	3 859	16 709
3. Foreign exchange gains (losses)	2 351	5 369	2 117	12 653
4. Interest and dividends received and paid	(806)	(12 337)	(13 680)	(29 631)
5. (Gains) losses from investing activities	(58)	3 640	16 457	18 140
6. Change in provisions	11 745	13 617	(817)	11 490
7. Change in inventories	(5 143)	34 381	(3 017)	(15 917)
8. Change in receivables	(14 655)	18 819	(52 467)	66 485
9. Change in short-term liabilities (except for credit facilities and loans)	57 210	(75 895)	38 780	(58 771)
10. Change in prepayments and accruals' balance	(6 663)	13 916	1 341	7 814
11. (Received) Contributed donations	3 853	8 082	4 414	16 095
11. Other adjustments	(5 186)	(35 226)	171	898
III. Cash flows from operating activities (I+/-II)	66 251	68 963	4 968	130 883
B. Cash flows from investing activities				
I. Cash inflows from investing activities	8 337	92 002	3 486 909	5 192 740
1. Disosal of intangible and tangible fixed assets	38	1 390	-	358
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	8 299	90 612	3 480 618	5 186 091
a) in related parties	8 166	31 282	3 417 136	5 038 610
- disposal of financial assets	3 247	9 449	3 408 857	4 999 991
- dividends and equivalents received	230	6 542	0	980
- repayment of long-term loans granted	0	0	0	0
- interest	4 689	15 291	7 814	37 174
- repayment of short-term loans granted	0	0	465	465
- other cash inflows from financial assets	0	0	0	0
b) in other parties	133	59 330	63 482	147 481
- disposal of financial assets	-	59 178	63 369	146 710
- dividends and equivalents received	133	152	-	-
- repayment of long-term loans granted	-	-	113	124
- interest	-	-	-	647
- repayment of short-term loans granted	-	-	-	-
- other cash inflows from financial assets	-	-	-	-
4. Other cash inflows from investing activities	-	-	6 291	6 291
II. Cash outflows from investing activities	(122 769)	(210 994)	(3 478 193)	(5 303 883)
1. Purchase of intangible and tangible fixed assets	(3 607)	(9 771)	(5 732)	(27 296)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(118 962)	(200 998)	(3 472 461)	(5 276 587)
a) in related parties	(110 807)	(181 960)	(3 373 367)	(5 106 655)
- purchase of financial assets	(110 491)	(180 596)	(3 373 367)	(5 106 655)
- long-term loans granted	(316)	(1 364)	-	-
- short-term loans granted	-	-	-	-
- purchase of other financial assets	-	-	-	-
b) in other parties	(8 155)	(19 038)	(99 094)	(169 932)
- purchase of financial assets	(5 975)	(13 476)	(58 696)	(106 254)
- long-term loans granted	(1 774)	(4 887)	0	(10 525)
- short-term loans granted	(1 151)	(650)	(40 398)	(53 153)
- purchase of other financial assets	745	(25)	-	-
4. Other cash outflows from investing activities	(200)	(225)	-	-
III. Cash flows from investing activities (I-II)	(114 432)	(118 992)	8 716	(111 143)
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	95 303	303 884	108 195	358 000
1. Share issue	-	-	-	-
2. Credit facilities and loans received	95 303	53 884	-	-
3. Debt securities issue	-	250 000	108 195	358 000
4. Other cash inflows from financing activities	-	-	-	0
II. Cash outflows from financing activities	(56 712)	(269 564)	(118 961)	(422 725)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	-	-	(13 725)	(17 169)
5. Redemption of debt securities issued	(44 000)	(229 500)	(89 815)	(363 000)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	-	-	-	-
8. Interest paid	(8 188)	(20 282)	(10 906)	(26 460)
9. Other cash outflows from financing activities	(4 524)	(19 782)	(4 415)	(16 096)
III. Cash flows from financing activities (I-II)	38 591	34 320	(10 766)	(64 725)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	(9 590)	(15 709)	2 918	(44 985)
E. Balance sheet change in cash position	(9 590)	(15 709)	2 918	(44 985)
- change in cash position due to exchange rate differences	(2 691)	-2 689	-	-
F. Cash at the beginning of the financial year	15 737	21 856	4 916	52 819
G. Cash at the end of the financial year (F+/- D), including:	6 147	6 147	7 834	7 834
- restricted cash and cash equivalents	43	43	4 864	4 864

November 14, 2003

....
Krzysztof Wilski - Vice President of the Board

....
Dariusz Górka - Member of the Board

Comments to the Quarterly consolidated financial statements of
Prokom Software SA Capital Group
for the 3rd Quarter 2003 (SA-QSr 3/2003)

I. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software SA Capital Group (Report) presents data for the 3rd quarter 2003 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software S.A.'s abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Parent Company's Management Board to the quarterly consolidated financial statements.

2. The quarterly consolidated financial statements of Prokom Software SA Capital Group for the 3rd quarter of 2003 have been prepared in accordance with the following legal regulations: the Accounting Act of 29 September 1994 (with further changes), Decree of Minister of Finance of 12 December 2001 (with further changes) concerning consolidation rules and two Decrees of the Council of Ministers of 16 October 2001 (with further changes) concerning preparation of the prospectus and the information requirements for the listed companies.

   Financial information included in this Report were prepared in accordance with the accounting principles relating to the valuation of assets and liabilities and determination of the net financial result as set at the balance sheet date, including provision for the deferred corporate income tax and provision for the revaluation of assets.

3. Detailed description of accounting principles adopted for 3Q/2003 financial statements was included in semi-annual consolidated report (SA-PS 2003) of the Group, which was published on 24th October 2003.

4. In the 3rd quarter of 2003 the following changes took place in the structure of the Group:
   - Koma SA purchased 57% of the share capital of the MCCnet Sp. z o.o., with the seat in Cracow. The agreement also includes the option enabling Koma SA to increase its share in MCCnet Sp. z o.o. up to 76%.
   - Prokom Software SA purchased from Czech Consolidation Agency 196,010 shares (25% in the share capital and votes) of PVT a.s., with its seat in Prague (Czech Republic).
   - Prokom Software SA purchased from Tacoma Consulting a.s. (seated in Prague, Czech Republic) 20 shares (100% in the share capital and votes) of ST Consulting a.s., with its seat in Prague (Czech Republic). Subsequently, ST Consulting changed its name to PVT Prokom a.s.

5. In the consolidated financial statements for the 3rd quarter 2003 the following subsidiaries and associates have been consolidated:

   Prokom Software SA, Softbank SA's Capital Group, Koma SA, ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Incenti SA, Postdata SA, Prokom Internet SA's Capital Group, OptiX Polska Sp. z o.o., PUP Spin Sp. z o.o.

   Most of the companies that were excluded from consolidation are the entities in which Prokom has the minority ownership stakes. These companies (besides Koma Nord Sp. z o.o.) were already excluded from consolidation at the lower level of preparation of consolidated financial statements i.e.: Prokom Internet SA, Softbank SA, Koma SA and Spin Sp. z o.o.

   Some of the directly dependent companies, along with Koma Nord Sp. z o.o., were excluded from consolidation because of their non-material effect on the Group consolidated financial statements. This exclusion has been made based according to point 58.1.1 and point 63.a. of the Accounting Act dated 29 September 1994.

   Additionally, because of the nature and structure of the transaction of the acquisition of PVT a.s., based on item 57.1.1 of the Accounting Act dated 29 September 1994, the Group decided to exclude this company from the equity method of consolidation.

6. To translate the financial results from Polish zloty (PLN) to Euro (EUR), the following foreign exchange rates (published by the National Bank of Poland) were used:
   - For the Balance Sheet – the rate as on the balance sheet day. The exchange rate on 30 September 2003 was 1 EUR = 4.6435 PLN, while the exchange rate on 30 September 2002 was 1 EUR = 4.0782 PLN;
   - For the Profit and Loss 3Q/2003 – the average of NBP rates applicable on the last day of each month between January and September 2003 (1EURO = 4.3618 PLN);
   - For the Profit and Loss 3Q/2002 comparative data – the average of NBP rates applicable on the last day of each month between January and September 2002 (1EURO = 3.8284 PLN).

II. **Reserves and revaluation of assets:**

The Capital Group

In the 3rd quarter the Capital Group of Prokom Software SA (in PLN thousand):

A. Created:

– reserve for deferred corporate income tax	11,457
– reserve for obsolete stock	303
– reserve for guarantee and maintenance services	96
– reserve for costs not yet invoiced	4

B. Released:

– reserve for price-appreciation bonus on call option	7,108
– reserve for uninvoiced costs formed in the prior periods	6,318
– reserve for the forecasted decrease of profitability of contracts	640
– reserve for doubtful accounts	4
– other reserves	1

C. Created the adjustments for the amount of:	**+8,254**

Prokom Software S.A.

In the 3rd quarter Prokom Software SA (in PLN thousand):

A. Created:

– reserve for deferred corporate income tax	11,746
– reserve for obsolete stock	303
– reserve for costs not yet invoiced	4

B. Released:

– reserve for price-appreciation bonus on call option	7,108
– reserve for the forecasted decrease of profitability of contracts	640
– reserve for uninvoiced costs formed in the prior periods	6,318

C. Created the adjustments for the amount of:	**+1,501**

III. Significant achievements of the Capital Group in the 3rd quarter 2003 and after the balance date.

<u>Operating activity</u>

In the 3rd quarter 2003

- On 22 July 2003 Softbank executed a general agreement with the Commercial Bank Dialog-Optim Ltd., registered offices in Moscow. The agreement provides for the terms of cooperation aiming at computerisation of the bank, particularly an implementation of an integrated IT system. The implementation is to include: preparation of system analysis and design; development of an internal asset management, transaction policy and information systems; development of a telecommunications network and other auxiliary systems. The computerisation will be carried out in three stages: Stage I - analysis and creation of system design; Stage II - delivery, installation and implementation of the system at the central branch and one sub-branch of that central branch; Stage III - roll-out in all branches and sub-branches (currently more than 70 outlets in the Russian Federation). The value of work in Stages I and II will amount to USD 2.5m (ca. PLN 9.8m), and the work is scheduled to be completed in the third quarter of 2004. Detailed terms of agreement performance, as well as the terms of execution of Stage III, are to be provided for in appropriate specific agreements. The system offered by Softbank under the agreement is EUROBANK On-Line. Softbank is liable on the general terms for non-performance or undue performance of the general agreement or any of the specific agreements, and the liability is limited to 5% of the value of each specific agreement. The agreement is insured by KUKE (Korporacja Ubezpieczeń Kredytów Eksportowych SA - Export Credit Insurance Corporation).

(communiqué of Softbank SA – dated 21 July 2003)

- On 18 August 2003, an agreement was concluded by Powszechna Kasa Oszczędności Bank Polski SA [PKO BP SA] (the "Bank") and Softbank, Accenture Sp. z o.o., Alnova Techonologies Corporation (the "Consortium"), providing for an implementation of the Integrated IT System ("ZSI") at the Bank. The Agreement is deemed material since its value exceeds 10% of the Softbank's equity. The subject of the Agreement includes in particular the grant of a licence and the implementation and maintenance of the ZSI. According to the Agreement, the implementation should be completed within three years from the Agreement execution date. The work in this area has been divided into 21 stages spread over time. The ZSI will be one of the most modern banking systems of a multi-channel architecture. The scope of implementation is to cover all products, branches and representative offices of the Bank. The Agreement was concluded for an unspecified period. The consideration to the Consortium for the software licence and implementation is USD 114.4m, VAT exclusive (equivalent to ca. PLN 443m). Starting from the pilot implementation

completion, the consideration for maintenance will be between USD 8.3m and 11m annually, VAT exclusive (equivalent to ca. PLN 32m to 43m). Softbank's share in the Agreement is estimated at ca. USD 80m (equivalent to ca PLN 310m). The payments will be made proportionately to the extent of performed and accepted work. The total liability of the Consortium under the Agreement is limited to USD 60m (equivalent to ca. PLN 232m). In case the agreement is terminated in whole or in part by the Bank, the maximum amount of contractual penalties will be USD 15m (equivalent to ca. PLN 58m), respectively. The total amount of contractual penalties in respect of the maintenance services is capped at USD 11m (equivalent to ca. PLN 43m).

(communiqué of Softbank SA – dated 18 August 2003)

- In the last 12 months the total value of transactions between Prokom Software S.A. (and its subsidiaries) and Telekomunikacja Polska SA (and its subsidiaries) exceeded 10% of Prokom Software SA's equity, reaching the amount of PLN 104.1 million. The most significant contract in this period was signed on 9 September 2002 between PUP Spin Sp. z o.o. (Prokom Software SA's subsidiary) and Telekomunikacja Polska SA. As the result of 11-months contract for centralization of databases of SERAT 2, the infrastructure of Telekomunikacja Polska SA has been extended. This enabled the migration of the billing system SERAT 2 and all subscribers' data to one Data Processing Center in Łódź. This novelty solution has been based on the technology of simultaneous data processing, which has the significant impact on the security of operations as well as on the data storage and recovery. The net value of the contract equals USD 5.98 million, which is equivalent to PLN 23.5 million.

(communiqué of Prokom Software SA – RB/32/2003 dated 21 August 2003)

- Incenti SA
  - the agreement with Drosed SA regarding provision of hosting and WAN administration services,
  - implementation of Data Processing Center for TP SA (including power supply and air-conditioning systems).
- Koma SA
  - construction of in-house network at ING BSK,
  - implementation of SAP at Timken and Lubzel,
  - sale of own license and software implementation at Jarosław and Martin Bajer Ironworks.
- Combidata Poland Sp. z o.o.
  - realization of the trainings in the field of Comprehensive Katastral System, financed by PHARE funds,
  - preparing of an electronic training program and LMS training platform for ZUS,
  - preparing of an electronic course for the new version of "Płatnik" software (PP2),
  - preparing of an electronic course towards increasing the functionality of the CRM system in TP SA,
  - continuation of Telepraca – an Internet based project dedicated to disabled population,
- Edison SA
  - Creation of a new EDI report for stock management at Geant,
  - Concluding of technical tests of an EDI-based document exchange program for Auchan.
- The Polished Group SA
  - Concluding of the TIB-Agora project - integration of IT systems at Agora S.A.
- Ce-market.com Sp. z o.o.
  - continuation of work on system integration at Impexmetal SA.

After the balance day

- On the 20 October 2003, Prokom Software SA concluded an agreement with ZUS for rendering of administration and exploitation of Comprehensive IT System (KSI) ZUS. The object of the agreement is the continuation of services rendered by Prokom Software SA for ZUS. Due to progressing development of KSI ZUS system and extend of its functionality, the complexity of works connected with the administration and exploitation of KSI ZUS in the period included in the agreement, will be much larger than the works realized due to the previous agreement and will require to involve top Prokom Software SA's experts for the whole scope of rendered services. The scope of services included in the agreement among others provides for the administration of information exchange system between ZUS and its payer (SDWI). The functionality of that system will enable to payers to verify of their data assembled in the central insured register throughout the Internet. The total net value of this contract amounts to PLN 113,5 million. The contract is to be completed within 12 months. The value of the agreement represents more than 10% of the Company's equity, which qualifies it as substantial agreement.

(communiqué of Prokom Software SA - RB/49/2003 dated 21 October 2003)

- On 27 October 2003 Softbank SA concluded with PKO BP SA an agreement regarding the delivery and installation of computer software and hardware and provision of related maintenance services for the total amount of PLN 54.5 million. The agreement provides contractual penalties up to 10% of its value.

(communiqué of Softbank SA – dated 27 October 2003)

- On 28 October 2003 Ministry of Internal Affairs and Administration (MSWiA) concluded with Softbank an agreement for the procurement and implementation of the Central Register of Vehicles and Drivers (CEPiK) information system. The value of the contract amounts to PLN 188.9 million. According to the agreement, the implementation should be completed by 31 December 2005 and parallel to it Softbank will be providing maintenance of the system till 31 December 2009. MSWiA will pay for the works performed in monthly installments in the period between 1 April 2004 and 31 December 2009. The agreement provides form Softbank SA's side contractual penalties up to the total contract value.

(communiqué of Softbank SA – dated 28 October 2003)

- On 28 October 2003 Softbank SA concluded a contract with Face Technologies (PTY) Ltd. of the Republic of South Africa, for the purchase of IT solutions, including services, training, software and licenses. The contract will be performed until 31 December 2009. The value of the contract was deemed material as it falls within the range of 40%–75% of Softbank equity.

(communiqué of Softbank SA – dated 6 November 2003)

- Since 20 September 2003 the total value of transactions between the Company (and its subsidiaries) and Telekomunikacja Polska SA (and its subsidiaries) exceeded 10% of Prokom Software SA's equity, reaching the amount of PLN 78.8 million. The most significant contract in this period was signed on 5 November 2003 between TP SA and OptiX Polska Sp. z o.o. (Prokom Software SA's subsidiary), regarding the implementation and service of TP SA's Central Backup System, which is based on "LEGATO" software and STK, HP, SUN and IBM hardware. The Central Backup System creates the reserve data copies of all TP SA's production systems. The net value of the contract amounts to PLN 44.0 million. Moreover Prokom Software SA concluded with Telekomunikacja Polska SA (TP SA) the following agreements:
    1. The General agreement concerning providing of IT services and granting the license for user software for the period until 31 December 2004, with the possibility of

extension of the contract for another one year period. The agreement constitutes the grounds for continuation of therefore over ten year co-operation and will allow to modify and develop the TP SA's IT system provided by Prokom.

2. Three executive agreements relating to the General agreement, which include rendering the services in the scope of development and maintenance of TP SA's IT system as well as functional supporting of its users. The duration of realization of these agreements includes the period until 31 December 2004. The total value of executive agreements amounts to PLN 29.8 million.

(communiqué of Prokom Software SA - RB/51/2003 dated 6 Novmber 2003)

Financing activities

In the 3rd Quarter 2003:

Like in the past periods Prokom Software SA Capital Group financed its operations with cash generated from operations as well as external sources, of which the most important were:

- short-term commercial paper offered on the market by ING Bank Śląski SA (the maximum value of the Program was PLN 150 million; PLN 20 million was used on 14 September 2003). That program ended on 31 May 2003 and was replaced by the Short-term Ordinary Bearer Bonds Program of the maximum nominal value of PLN 200 million, offered by BRE Bank SA (PLN 112 million was used on 14 November 2003).
  (communiqué of Prokom Software SA – RB/24/2003 dated 20 June 2003)
- revolving credit line with BRE Bank SA (the value of PLN 15 million – on 14 November 2003, PLN 2.5 million was used)
- revolving credit line with Raiffeisen Bank Polska SA (the value of PLN 90 million – on 14 November 2003, PLN 67.1 million was used).
- revolving credit line with BPH PBK SA (the value of PLN 200 million – on 14 November 2003, PLN 75.5 million was used).
- investment loan with BPH PBK SA (the value of PLN 100 million – on 14 November 2003, PLN 16.3 million was used).
- convertible bonds (nominal value of PLN 200 million). On 14 November 2003 the value of issued bonds was equal to PLN 161.7 million.
- investment loan with J&T Banka a.s. (the value of CZK 280 million being the equivalent of PLN 38.2 million - on 14 November 2003 was fully used).

The Group invested spare cash in commercial papers and bank deposits. The Group used its own resources, external debt and cash collected from its accounts receivables to pay for its obligations that resulted from the normal course of business.

Like in the prior periods, the Group used NDF contracts to hedge against the FX risk.

As at 30 September 2003 the Parent Company's liabilities amounted to PLN 496.8 million. In the opinion of the Management, the Parent Company's liabilities should remain at the same level. The Company may increase the use of its existing credit capacity in case of new capital investments.

Other financing activity:

- On 10 September 2003 Softbank Serwis Sp. z o.o., as the trustee under the incentive scheme (options for Softbank shares) for the management staff of the Softbank Group, presented to the persons eligible under the scheme an offer to acquire Softbank shares, acquired pursuant to the

agreement concluded on December 6th 2001 with Mr Aleksander Lesz from the undertaking specified by Mr Lesz. Mr Lesz could not directly provide his shares for the purpose of the scheme due to his commitment to sell them to Prokom SA. The offer to acquire Softbank shares, presented by Softbank Serwis Sp. z o.o., was not accepted by the persons eligible under the incentive scheme. Consequently, considering the situation on the capital market and the possibility of freeing the blocked funds in the amount exceeding PLN 22m, Softbank Serwis Sp. z o.o. took steps to close the incentive scheme and found a purchaser for the block of 862,250 Softbank shares allocated to the incentive scheme and sold them for PLN 31.4 each. Closing of the program will free the blocked PLN 22 million and will positively influence the results.

(communiqué of Softbank SA – dated 11 September 2003)

- On 15 September 2003 Softbank Service Sp. z o.o. used the call option for the purchase of shares from Mr. Aleksander Lesz and concluded the block transaction for 862,500 shares.
- On 16 September 2003 the Extraordinary Shareholders' Meeting of Softbank SA took on the resolution regarding changes in the incentive scheme for the executive management of Softbank SA.

(communiqué of Softbank SA – dated 16 September 2003)

- On 30 September 2003, by virtue of the credit agreement between Softbank SA and ING Bank Śląski S.A., ING Bank Śląski S.A. established the pledge by registration on Wonlok S.A. shares. The pledge relates to 892,500 Wonlok SA's shares of the value of PLN 1 each, constituting 100% of shares and votes at the Wonlok S.A.'s GSM. The agreement between Softbank SA and ING Bank Śląski SA relates to credit up to PLN 10 million and will be dedicated to financing of Softbank's current operations.

(communiqué of Softbank SA – dated 1 October 2003)

__Investing activities__

In the 3rd Quarter 2003

- On 6 August 2003 the court registered an increase in the share capital of AWiM Mediabank SA, Softbank's subsidiary undertaking. Currently, the share capital of AWiM Mediabank SA stands at PLN 3,815,000. Softbank holds 38,150 shares, representing 100% of the share capital of AWiM Mediabank SA, and is entitled to 76 300 votes at the General Shareholders Meeting, representing 100% of the total vote.

(communiqué of Softbank SA – dated 19 August 2003)

- On 8 August 2003 the Extraordinary Shareholders' Meeting of Wirtualna Polska SA took on the resolution on increase in the share capital. As a result Prokom Internet SA obtained 2,995,683 of H-series shares in increased share capital of Wirtualna Polska S.A. for the amount of PLN 4 each.
- On 26 August 2003, Aleksander Lesz sold 742,000 Softbank SA shares, representing 3.60% of Softbank SA's share capital and 3.60% of the total vote at the General Shareholders Meeting. The shares were purchased by the Appointed Entity in the meaning of the Shareholders Agreement. of October 24th, 2002. - CA IB Fund Management S.A. Following the transaction, Aleksander Lesz currently holds 1,196,870 Softbank SA shares, representing 5.81% of Softbank SA's share capital and 5.81% of the total vote at the General Shareholders Meeting. Prior to the transaction, Aleksander Lesz held 1,938,870 Softbank SA shares, conferring the rights to 9.41% of the total vote at the General Shareholders Meeting. Acting pursuant to Art. 158a.3.1 of the Polish Securities Act, Prokom Software informed Softbank SA that the number of Softbank SA shares held by Aleksander

Lesz and Prokom Software SA, acting in concert, decreased by 742,000. Following the transaction, Prokom Software SA and Aleksander Lesz jointly hold 5,984,247 Softbank SA shares, representing in aggregate 29.03% of Softbank SA's share capital and 29.03% of the total vote at the General Shareholders Meeting of Softbank SA. Prior to this share purchase transaction, Prokom Software SA and Aleksander Lesz jointly held 6,726,247 Softbank SA shares, representing in aggregate 32.63% of Softbank SA's share capital and 32.63% of the total vote at the General Shareholders Meeting of Softbank SA. Softbank SA's share capital amounts to PLN 20,613,992 and is divided into 20,613,992 shares, each of which confers the right to one vote at the General Shareholders Meeting.

(communiqué of Softbank SA – dated 27 August 2003)

- On 28 August 2003 Koma SA (subsidiary) purchased 39 shares from the existing shareholders and 200 shares from the increased share capital of the MCCnet Sp. z o.o. with the seat in Cracow. In result, Koma SA holds 239 shares of MCCnet Sp. z o.o., at the nominal value of PLN 500 per each share, which were obtained for the total amount of PLN 199,500. The purchased shares constitute 57% of the share capital and votes at the General Meeting of MCCnet Sp. z o.o.. In the same agreement Koma SA obtained the option to increase its share in MCCnet Sp. z o.o. to 76%. According to paragraph 2.1.30 of the Decree of the Ministries Committee, there are no connections between the Company or its Management Board or its Supervisory Board and the seller of the shares. Koma will pay for the purchased shares in cash and will treat them as a long term capital investment, booked at the purchase price. Acquired know-how and experience of MCCnet will allow Koma SA to take a leading role in the Group as a provider of the mobile services for B2B, B2C and gives an opportunity to participate in projects connected with the development of Wi-Fi net and IVR software.

(communiqué of Prokom Software SA - RB/35/2003 dated 4 September 2003)

- On 29 August 2003 the court registered an increase in the share capital of AWiM Mediabank SA. Currently, the share capital of AWiM Mediabank SA stands at PLN 6,715,000. Softbank holds 67,150 shares, representing 100% of the share capital of AWiM Mediabank SA, and is entitled to 134 300 votes at the General Shareholders Meeting, representing 100% of the total vote.

(communiqué of Softbank SA – dated 12 September 2003)

- On 1 September 2003 Prokom Software S.A. and Aleksander Lesz signed an annex to the Shareholders Agreement of October 2th, 2002 (communique RB/51/2002 of 25 October 2002). The annex changes the provisions of the Agreement in the way that Aleksander Lesz will not be eligible for the bonus on the share price related to the Softbank's shares sold by Mr Lesz. At the same time, the number of shares in the put option will be decreased by 372,000 that will be left at the exclusive discretion of Aleksander Lesz.

(communiqué of Softbank SA – dated 2 September 2003)

- On 18 September 2003, in accordance with the agreement concluded on 22 May 2003 (report RB/13/2003), Prokom Software SA received delivery from the Czech Consolidation Agency of 196,010 shares with nominal value of CZK 1000 per share in PVT a.s. with its seat in Prague, Czech Republic for a total purchase price of CZK 401,428,480 (approximately PLN 55 million). The shares constitute 25.90% in the share capital and votes at the General Meeting of PVT a.s., which qualifies such shares as assets of substantial value. The purchase price was financed by cash in the amount of CZK 120.428.544 (approximately PLN 16.2 million)and a temporary loan drawn by Prokom Software SA in the amount of CZK 280.999.936 (approximately PLN 38.8 million). The temporary loan will be replaced within approximately six months by a new loan provided by a Czech bank to

the holding company established by Prokom Software SA in the Czech Republic. The new loan has been irrevocably committed and is fully non-recourse to Prokom Software SA. As a result of this transaction and based upon an agreement with its financial partners, Prokom Software SA will obtain full control over the core IT business of PVT a.s.

(communiqué of Prokom Software SA - RB/42/2003 dated 18 September 2003)

- Prokom Software SA received delivery from the Tacoma Consulting a.s. with its seat in Prague, Czech Republic, of 20 shares with nominal value of CZK 100,000 per share in ST Consulting a.s. with its seat in Prague, Czech Republic for a total purchase price of CZK 2,250,000 (approximately PLN 300 thousand). The shares constitute 100% in the share capital and votes at the General Meeting of ST Consulting a.s., which qualifies such shares as assets of substantial value. ST Consulting a.s. presently performing as a PVT Prokom a.s. will take over the full control over PVT a.s. IT activity, in which Prokom Software SA presently holds 25% of the share capital and votes at the general meeting.

(communiqué of Prokom Software SA - RB/43/2003 dated 23 September 2003)

- On 29 September 2003 Wonlok SA and SABA Grupa Softbank SA (both Softbank SA's subsidiaries) concluded the purchase agreement under which Wonlok SA acquired the enterprise of SABA Grupa Softbank SA for the amount of PLN 100,000. The acquisition took place on 1 October 2003. Both companies provides the IT services to the co-operative banking sector, in which Wonlok S.A. is present as well.

(communiqué of Softbank SA – dated 1 October 2003)

- On 29 September 2003 the Dominant Company received information on obtaining indispensable consent of the President of Consumer and Competition Protection Office regarding the TETRA System Polska SA, founded by Motorola Inc., Prokom Software SA, Computerland SA and Telekomunikacja Energetyczna Tel-Energo SA.

(communiqué of Prokom Software SA - RB/46/2003 dated 29 September 2003)

After the balance day

- On 17 October 2003 the court registered an increase in the share capital of AWiM Mediabank SA, Softbank's subsidiary undertaking. Currently, the share capital of AWiM Mediabank SA stands at PLN 7,915,000. Softbank holds 79,150 shares, representing 100% of the share capital of AWiM Mediabank SA, and is entitled to 158 300 votes at the General Shareholders Meeting, representing 100% of the total vote.

(communiqué of Softbank SA – dated 29 October 2003)

- On 22 October 2003 the Company received information on obtaining indispensable consent of the President of Consumer and Competition Protection Office regarding C2 System Polska SA and RUM IT SA, founded by Prokom Software SA and Computerland SA.

(communiqué of Prokom Software SA - RB/50/2003 dated 23 October 2003)

- On 28 October 2003 the court registered an increase in the share capital of Softbank SA. As a result the share of Prokom Software SA in the share capital and votes at the General Shareholders Meeting, decreased from 23.22% to 22.85%. Currently, the share capital of Softbank SA stands at PLN 20,950,512 and is divided to 20,950,512 ordinary shares, of the amount of PLN 1 each.

(communiqué of Softbank SA – dated 6 November 2003)

IV. Significant events influencing financial results

The cumulative revenues of the Capital Group of Prokom Software after the 3rd quarter of 2003 amounted to PLN 969.5 million. Operating profit was PLN 96.7 million, Profit before Income Tax PLN 93.0 million and Net Profit PLN 39.5 million.

The main factors influencing the Net Profit of the Group were:

- Prokom Software SA's Net Profit of PLN 78.7 million.
- Loss of Softbank SA Capital Group amounting to PLN 2.0 million.
- Loss of Internet companies amounting to PLN 11.8 million.
- Goodwill write-off of PLN 31.3 million.

Revenues

In the 3rd quarter of 2003 the sales of products and services represented 60.0% of total revenues, while the remaining 40.0% was generated by sales of goods and materials. The majority of the Group's revenues were generated by Prokom Software SA (64.8%).

Costs

After the 3rd quarter 2003 the costs of products, services, goods and materials sold amounted to PLN 635.4 million, with the selling margin of 34.5%. The selling margin on sales of products and services equaled to 49.8%, whereas the selling margin on sales of goods and materials was 11.4%. Selling costs amounted to PLN 64.9 million and the general and administrative costs summed up to PLN 160.8 million.

The reported results include the adjustment to revenues and profits for the three quarters of 2002 relating to the transaction with PUP Spin Sp. z o.o., which was described in details in the Management's Discussion & Analysis of the 2002 Annual Report. The effect of this adjustment was the increase in the 2nd quarter 2002 revenues and net profit by approximately PLN 27.6 million and PLN 19.9 million, respectively.

V. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VI. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software SA:

Shareholders of Prokom Software SA as at 14 November 2003

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,360,573	17.12%	2,656,253	18.28%
Ryszard Krauze*)	1,888,514	13.69%	2,073,314	14.27%
Bank of New York**)	1,609,124	11.67%	1,609,124	11.07%
PZU SA	752,036	5.45%	752,036	5.17%
CU OFE BPH CU PBK***)	582,320	4.30%	582,320	4.01%

*) on 14 November 2003 Mr. Ryszard Krauze owned directly and indirectly 86.77% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 25.12% in Prokom Software SA's share capital and 26.47% of votes at its GSM.

**) The GDR 's depository

***) on 30 May 2003 CU OFE BPH PBK held 582,320 shares and the bonds convertible to E – series shares of Prokom Software SA. In case of convercion of all issued bonds to shares CU OFE BPH PBK would hold 766,938 shares constituting 5.29% of the share capital and entilling to 5.04% of votes at the General Shareholders' Meeting

Shareholders of Prokom Software SA as at 14 August 2003

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,654,529	19.61%	2,950,209	20.67%
Ryszard Krauze*)	1,888,514	13.95%	2,073,314	14.52%
Bank of New York**)	1,836,466	13.57%	1,836,466	12.86%
CU OFE BPH CU PBK***)	582,320	4.30%	582,320	4.01%

*) on 14 August 2003 Mr. Ryszard Krauze owned directly and indirectly 66.77% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 27.05% in Prokom Software SA's share capital and 28.32% of votes at its GSM.

**) The GDR 's depository

***) on 30 May 2003 CU OFE BPH PBK held 582,320 shares and the bonds convertible to E – series shares of Prokom Software SA. In case of convercion of all issued bonds to shares CU OFE BPH PBK would hold 766,938 shares constituting 5.29% of the share capital and entilling to 5.04% of votes at the General Shareholders' Meeting

Changes in Prokom Software SA's shares ownership structure:

- on 5 September 2003 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 193,956 ordinary bearer shares of Prokom Software SA. - at the average unit price of PLN 177 per share. As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,349,087 shares of Prokom Software SA, which constitute 32.13% of share capital as well as 4,829,567 votes, which entitle to 33.83% votes at the General Shareholders' Meeting of Prokom Software SA.

(communiqué of Prokom Software SA - RB/36/2003 dated 5 September 2003)

- on 10 September 2003, as the result of conversion of 3,831 A series convertible bonds, the National Depository For Securities (KDPW SA) registered 256.677 E series ordinary bearer shares of Prokom Software SA of the nominal value of PLN 1,00 each under code PLPROKM00054. On 12 September 2003 the Management Board of Warsaw Stock Exchange passed on the resolution concerning bringing into stock circulation 256,677 E-series ordinary bearer shares. The above mentioned shares were brought into stock circulation on the Warsaw Stock Exchange main market on 19 September 2003, after the National Depository for Securities assimilated above mentioned shares (defined with PLPROKOM00054 code) with 13,276,584 shares already existing into stock circulation (defined with PLPROKOM00013 code). On 19 September the District Court in Warsaw made the decision on registration an increase in the share capital of the Company resulting from issue of 256,677 E series shares. After the registration the share capital of Prokom Software SA amounts to PLN 13,791,201 and is split into 13,791,201 shares of nominal value of PLN 1.00 each, giving rights to 14,532,865 votes at the General Shareholders' Meeting.

  The present structure of Company's share capital is as given below:

  185,416 nominative preferred shares of A series (1:5 voting rights),
  9,814,584 ordinary bearer shares of B series,
  2,700,000 ordinary bearer shares of C series,
  762,000 ordinary bearer shares of D series,
  256,677 ordinary bearer shares of E series,
  72,524 ordinary bearer shares of F series.

- on 15 September 2003 the Company received from PZU SA information that PZU SA together with its dependent PZU Życie SA is the proprietor of 752,036 shares of Prokom Software SA which constitute

5,45% of share capital and entitle to execute 752,036 votes at the Company's General Shareholders' Meeting (being 5,17% of the total number of votes).

(communiqué of Prokom Software SA - RB/40/2003 dated 15 September 2003)

- on 24 September 2003 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 100,000 ordinary bearer shares of Prokom Software SA, - at the average unit price of PLN 172 per share. As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,249,087 shares of Prokom Software SA, which constitute 30.81% of share capital as well as 4,729,567 votes, which entitle to 32.54% votes at the General Shareholders' Meeting of Prokom Software SA.

(communiqué of Prokom Software SA - RB/44/2003 dated 25 September 2003)

- Bank of New York sold Prokom Software S.A.'s shares and in effect it holds 1,609,124 shares giving it the right to 11.67% of Prokom's share capital and 11.07% of the total number of votes at the GSM.

Besides described above , Prokom Software SA has no knowledge of any other changes in the structure of the Company's ownership.

VII. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

Shareholder	14-08-2003		Increase / decrease		14-11-2003	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Boar*)	2,109,935	-	-4,030	-	2,105,905	-
The Supervisory Board	-	-	-	-	-	-

) The number of shares includes 1,888,514 shares held by Mr. Ryszard Krauze.

VIII. Information about legal suits or administrative proceedings pending against Prokom Software SA or its subsidiaries regarding their liabilities or receivables.

In the 3rd quarter 2003 there were no pending legal suits or administrative proceedings against Prokom Software SA or its subsidiaries regarding their liabilities or receivables of combined value exceeding in total 10% of Prokom Software SA's shareholders' equity.

IX. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

Excluding the transaction described in paragraph III "Investing activities", all inter-company transactions between group companies were ordinary transactions concluded on usual market conditions and were a result of regular operating activity of Prokom Software SA and its subsidiaries.

X. Guarantees granted.

The combined value of guarantees granted by Prokom Software SA or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software SA's shareholders' equity.

XI. Other information essential for the estimation of the Group's performance and condition.

- The Management Board of Prokom Software SA revoked the power of attorney, which was given to Mr Mirosław Szturmowicz on 2 June 2003.

(communiqué of Prokom Software SA - RB/31/2003 dated 14 August 2003)

Signature of the officer representing the Company

14 November 2003	**Dariusz Górka**	**Member of the Management Board**	. . . .
date	full name	function	signature